October 19, 2018

Thiago Piau
Chief Executive Officer
StoneCo Ltd.
R. Fidencio Ramos, 308, 10th Floor
Vila Olimpia
Sao Paulo SP 04551-010
Brazil

       Re: StoneCo Ltd.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed October 16, 2018
           File No. 333-227634

Dear Mr. Piau:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1/A filed on October 16, 2018

Capitalization, page 60

1. We note from your disclosure on page 13 that you define the Reclassification to mean that immediately prior to the offering you intend to reclassify each of your existing shares that is designated as an ordinary voting share or as a Class C share, as one Class B common share, and you also intend to reclassify each of your existing shares that is designated as an ordinary non-voting share as one Class A common share. Please revise your disclosure in the 2nd bullet point at the top of page 60 to be consistent with
 Thiago Piau
FirstName LastNameThiago Piau
StoneCo Ltd.
Comapany NameStoneCo Ltd.
October 19, 2018
October 19, 2018 Page 2
Page 2
FirstName LastName
         this Reclassification definition. Also, based on the adjustments disclosed in the 2nd bullet point, we are not clear as to how the amount of Class A and Class B common shares has been calculated on an as adjusted basis. Please provide us your calculations and revise your bullet point to include any other amounts or share transactions that are considered in the as adjusted balance, such as the July 2018 share repurchase. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Share-Based Payments, page 98

2. We note your disclosures in the fifth paragraph, regarding an issuance of 47,996 shares under a share based compensation plan, and that the expense was measured using the fair value of shares issued in a private placement to multiple third party investors on arms length terms, whose valuation was based on discussions with management and their own due diligence. We also note that you believe that the difference between fair value of the
         December 27, 2017 issuance and the expected IPO price is the result of the high level of growth achieved by the company, and a customary liquidity discount for privately issued securities without an established trading market. Considering that the originally issued shares can now be exchanged for significantly higher value Class A common shares, please clarify whether the 7,458 shares the original 47,996 will be converted into are post split. If the amount of shares disclosed are pre-split, please revise to clarify the post-split amount and tell us what consideration was given to treating this event as a modification
         (based on the exchange or any other change in terms) for which incremental expense should be recorded pursuant to IFRS 2. As part of your response, please clarify whether the December 2017 awards and the private placement instruments were identical in terms.
         We may have further comment upon reviewing your response.
Note 13. Transactions with Related Parties, page F-23

3. We note your disclosure from page 11 that immediately following this offering of Class A common shares, your founder shareholders will own none of your Class A common shares and 61.4% of your Class B common shares, resulting in their ownership of 35.6% of your outstanding common shares, and, consequently, 57.2% of the combined voting power of your common shares. These entities, to the extent they act together, will control a majority of your voting power and will have the ability to control matters affecting, or submitted to a vote of, your shareholders. As a result, these shareholders may be able to elect the members of your board of directors and set your management policies and exercise overall control over you. In light of the materiality of this relationship and pursuant to paragraph
         13 of IAS 24, please add disclosure in the notes to the financial statements in this regard.
 Thiago Piau
StoneCo Ltd.
October 19, 2018
Page 3

        You may contact Effie Simpson at (202) 551-3346 or Claire Erlanger at
(202) 551-
3301 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Anne Nguyen Parker, Assistant
Director, at (202) 551-3611 with any other questions.



                                                         Sincerely,
FirstName LastNameThiago Piau
                                                         Division of
Corporation Finance
Comapany NameStoneCo Ltd.
                                                         Office of
Transportation and Leisure
October 19, 2018 Page 3
cc:       Byron B. Rooney, Esq.
FirstName LastName